Filed pursuant to Rule 433

Registration No. 333-141110

March 3, 2009

Pricing Term Sheet

Relating to Preliminary Prospectus Supplement Dated March 3, 2009 of

Plains Exploration & Production Company

This term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement referenced above. The information in this term sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting IDEA on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan at (800) 245-8812 or collect at (212) 270-3994; RBS Greenwich Capital at (866) 884-2071; Wachovia Securities at (704) 715-0540; Goldman, Sachs & Co. at (212) 902-1171; Morgan Stanley at (212) 761-1937; or Banc of America Securities LLC at (800) 294-1322.

Issuer:		Plains Exploration & Production Company
Security Description:		Senior Notes
Distribution:		SEC Registered
Face:		$365,000,000
Gross Proceeds:		$337,161,450
Net Proceeds to Issuer (before expenses):		$330,773,950
Coupon:		10%
Maturity:		March 1, 2016
Offering Price:		92.373%
Yield to Maturity:		11.625%
Spread to Treasury:		+907 basis points
Benchmark:		UST 2.625% due 2/29/2016
Ratings:		B1/BB
Interest Pay Dates:		March 1 and September 1
Beginning:		September 1, 2009
Equity Clawback:		Up to 35% at 110%
Until:		March 1, 2012
Optional redemption:		Makewhole call @ T+50 bps prior to March 1, 2013, then:
		On or after:	Price:

		March 1, 2013	105%
		March 1, 2014	102.5%
		March 1, 2015 and thereafter	100%
Change of control:		Put @ 101% of principal plus accrued interest
Trade Date:		March 3, 2009
Settlement Date:	(T+3)	March 6, 2009
CUSIP:		726505AG5
ISIN:		US726505AG51
Denominations:		2,000 x 1,000
Bookrunners:		J.P. Morgan
RBS Greenwich Capital
Wachovia Securities

Goldman, Sachs & Co.
Morgan Stanley
Banc of America Securities LLC
Co-Managers:	Barclays Capital
BMO Capital Markets
BNP Paribas
Citi
Scotia Capital
TD Securities
Capital One Southcoast
Comerica Securities
Fortis Securities LLC
ING Wholesale
BBVA Securities
U.S. Bancorp Investments, Inc.
Wedbush Morgan Securities Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Use of proceeds

We estimate that we will receive net proceeds from this offering of approximately $330 million, after deducting the underwriting discount, OID and estimated offering expenses. We intend to use the net proceeds from this offering to reduce indebtedness under our senior revolving credit facility and for general corporate purposes, including for future capital expenditures.

Capitalization

The following table sets forth our capitalization and cash balance as of December 31, 2008:

•	on a consolidated historical basis;

•

on an as adjusted basis to reflect our hedge monetization transactions and our use of the approximately $1.1 billion in net proceeds thereof to repay borrowings outstanding under our senior revolving credit facility; and

•

on an as further adjusted basis to reflect the issuance and sale of $365 million in aggregate principal amount of senior notes in this offering and application of the estimated net proceeds thereof as described above under “Use of proceeds.”

You should read our historical financial statements and notes that are incorporated by reference into the prospectus supplement.

(Dollars in thousands)	Historical		As adjusted		As further adjusted
Cash and cash equivalents	$311,875	(1)	$311,875	(2)	$436,948

Long-term debt:
Senior revolving credit facility	1,305,000		205,000		—
7 3/4% senior notes due 2015	600,000		600,000		600,000
7% senior notes due 2017	500,000		500,000		500,000
7 5/8% senior notes due 2018	400,000		400,000		400,000
New senior notes offered hereby	—		—		365,000

Total long-term debt	2,805,000		1,705,000		1,865,000

Total stockholders’ equity	2,377,280		2,377,280		2,377,280

Total capitalization	$5,182,280		$4,082,280		$4,242,280

(1)	As of February 26, 2009, our cash balance was approximately $490 million.

(2)	Includes $108 million paid in January 2009 for income taxes in connection with the December 2008 Property Transactions.

Pro forma ratio of earnings to fixed charges

The following table sets forth our ratio of earnings to fixed charges for the period indicated on a pro forma basis to give effect to the completion of this offering and the application of the estimated proceeds thereof in the manner described in “Use of proceeds” above.

(Dollars in thousands)	Pro forma year ended December 31, 2008
Pre-tax loss from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(1,181,241)
Fixed charges (see below)	229,439
Amortization of capitalized interest	2,486
Interest capitalized	(71,801)

Total adjusted earnings available for payment of fixed charges	$(1,021,117)

Fixed charges(a)
Interest expense	$144,536
Interest capitalized	71,801
Amortization of debt-related expenses	9,497
Rental expense representative of interest factor	3,605

Total fixed charges	$229,439

Ratio of earnings to fixed charges	(b)

(a)	There were no shares of preferred stock outstanding for the period presented.
(b)	Total fixed charges exceeded total adjusted earnings available for payment of fixed charges by $1,251 million.

Ranking

As of December 31, 2008, on an as adjusted basis after giving effect to our hedge monetization transactions, the use of approximately $1.1 billion in net proceeds thereof to repay borrowings outstanding under our senior revolving credit facility, the issuance and sale of the notes and the application of the net proceeds thereof as set forth under “Use of proceeds” above, we would have had total consolidated long-term debt of approximately $1.9 billion (excluding approximately $1.0 million in outstanding letters of credit), none of which would have been secured, and we would have had approximately $2.3 billion in additional borrowing capacity under our senior revolving credit facility, which if borrowed would be secured debt effectively senior in right of payment to the notes to the extent of the value of the collateral securing that indebtedness. If our borrowing base is redetermined at $1.5 billion, as we have requested of the lenders under our senior revolving credit facility, and further reduced for this note issuance, and the aggregate commitments are equal to the borrowing base, we would have approximately $1.4 billion available for future borrowings under our senior revolving credit facility.

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